Via EDGAR

July 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiskOn International, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-276661

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), RiskOn International, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-276661), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 23, 2024, amended on February 7, 2024 and was declared effective by the Commission on February 9, 2024.

The Registration Statement was filed in order to register for resale up to 40,000,000 of the Registrant’s shares of common stock (the “Common Stock”) by Arena Business Solutions Global SPC II, Ltd., on behalf of and for the account of Segregated Portfolio #3 – SPC #3, the selling shareholder identified in the Registration Statement (the “Selling Shareholder”), which the Registrant, in its discretion, could elect to issue and sell to the Selling Shareholder, from time to time, pursuant to a purchase agreement the Registrant had entered into with the Selling Shareholder on August 24, 2023, as amended by that Amendment No. 1 to Purchase Agreement, dated October 18, 2023 (as amended, the “Agreement”). The Registrant no longer intends to register the resale of the Common Stock because the Registrant no longer intends to elect to issue and sell the Common Stock to the Selling Shareholder at this time. Because the proposed sale of the Common Stock that would have otherwise been registered under the Registration Statement did not and will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registrant confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Olshan Frome Wolosky LLP, Attn: Kenneth Schlesinger, 1325 Avenue of the Americas, 15th Floor, New York, New York 10019, email: kschlesinger@olshanlaw.com.

If you have any questions with respect to this matter, please contact Kenneth Schlesinger at (212) 451-2252.

Very truly yours,

RiskOn International, Inc.

By: /s/ Henry C.W. Nisser
Henry C.W. Nisser
President and General Counsel

cc:	Kenneth Schlesinger, Olshan Frome Wolosky LLP Spenser Feldman, Olshan Frome Wolosky LLP